Filed by Nanometrics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No. 000-13470

Subject Company: Nanometrics, Inc.

Thomas Weisel Partners Technology Conference February 6, 2006

Today’s Presentation
Today’s Presentation
•
• Overview of Nanometrics
Overview of Nanometrics
•
• Outlook for Growth and Competitive Position
Outlook for Growth and Competitive Position
•
• Financials
Financials

Who is Nanometrics? Who is Nanometrics? A leading provider of integrated and stand-alone metrology and process control technology to the global semiconductor manufacturing industry

NANOmetrics
process control metrology solutions

Time to Reach First Million Customers
Market Windows Collapsing
7 Years
10 Months
2 Days
0
1
2
3
4
5
6
7
8
PC
Play-Station 1
Play-Station 2

Semiconductor Manufacturing in the 300mm Era
Semiconductor Manufacturing in the 300mm Era
As market windows are collapsing…
Manufacturing is increasingly expensive,
more automated…
…taking people out of the cleanroom altogether.

NANOmetrics
process control metrology solutions

10%
$22 B
1996
11%
$33 B
2000
19%
$31 B
2005

Increasing Importance of Process Control
Increasing Importance of Process Control
More metrology
More metrology
tools required
tools required
per line
per line
- More mask layers
- More process steps
- More single-wafer processes
- More importance placed on each wafer ($$)
- More metrology points on each wafer

Trends Driving Integrated Metrology
Trends Driving Integrated Metrology
•
• Accelerating ramp to production
Accelerating ramp to production
– Speed up the learning cycle
•
• Improved production economics
Improved production economics
– Throughput
– Footprint
– Transport
•
• Every wafer is valuable
Every wafer is valuable
– Catch problems early
•
• Increasing automation and fab-wide advanced
Increasing automation and fab-wide advanced
process control (APC)
process control (APC)
– Requires metrology feedback loop

NANOmetrics
process control metrology solutions

Yield

It’s About More than Maximizing Yield
It’s About More than Maximizing Yield
ASPs
Profit captured getting
to 80% yield one
quarter faster
Incremental revenue for
increasing yield from
95% to 99%
Semiconductor Product Life Cycle
Semiconductor Product Life Cycle
Time
Conventional ramp
Ramp accelerated with
Integrated Metrology

NANOmetrics
process control metrology solutions

Atlas
9010b

Nanometrics Today
Nanometrics Today
Stand-
Alone
60%
Other
5%
Integrated
35%
•
•
30 years in the business
30 years in the business
•
•
Leading provider of transparent thin film metrology
Leading provider of transparent thin film metrology
•
•
Market flexible, multiple-metrology solutions for both
Market flexible, multiple-metrology solutions for both
integrated and stand-alone applications
integrated and stand-alone applications
•
•
Financially sound and poised for growth
Financially sound and poised for growth
•
•
Acquiring Accent Optical Technologies for ~$85 million *
Acquiring Accent Optical Technologies for ~$85 million *
– Based on 5 million shares at $15 plus $10.6M debt
*  The transaction is subject to approval of Nanometrics and Accent shareholders and is expected to be completed in 1H 2006.

Who is Accent Optical?
Who is Accent Optical?
•
•
Metrology company offering several technologies:
Metrology company offering several technologies:
– Overlay metrology
– Thin film metrology (film characterization, wafer mapping)
– Optical CD
– Defect detection
•
•
Serving diverse markets:
Serving diverse markets:
– Semiconductor photolithography process control
– Bare wafers/substrates: SSi, SOI…
– Wireless/HBLEDs
•
•
With strong history and financials
With strong history and financials
– 25 years in the business; buyout of Bio-Rad
– HQ in Bend, Oregon with R&D/Mfg in York, England
– 200+ employees
– Healthy revenue run-rate and strong margins

Today’s Presentation
Today’s Presentation
•
• Overview of Nanometrics
Overview of Nanometrics
•
• Outlook for Growth and Competitive Position
Outlook for Growth and Competitive Position
•
• Financials
Financials

Nanometrics’ Growth Opportunities
Nanometrics’ Growth Opportunities
•
• Increase in semiconductor capital spending
Increase in semiconductor capital spending
•
• Greater importance of process control as % of CapEx
Greater importance of process control as % of CapEx
•
• Growing market for NAND/Flash memory
Growing market for NAND/Flash memory
•
• Increased adoption of Integrated Metrology
Increased adoption of Integrated Metrology
•
• Introduction of new products in high-growth markets
Introduction of new products in high-growth markets
•
• Market share gains vs
Market share gains vs
weak competition
weak competition
•
• Growth through acquisition
Growth through acquisition

NANOmetrics
process control metrology solutions

Stand-Alone

Atlas

Integrated

9010b

Constant Innovation, Expanding Product Line
Constant Innovation, Expanding Product Line
Core Products with
Leading Market Share
Atlas/FLX
- Transparent Film Thickness
9010/BOLTS
- Dielectric CMP, CVD
New Products and
Expanding Markets
Orion
- Advanced Overlay Control
Atlas-M
- Mask and Reticle Metrology
NanoOCD
- Optical CD Measurement
9010 UDI
- Defect Detection
Penetration into additional process steps:
Track, Etch, Metal CMP

Nanometrics Addresses Large and Growing Markets
Nanometrics Addresses Large and Growing Markets
$0
$200
$400
$600
$800
$1,000
$1,200
2003 2005 2009
Non-Metal Thin Film Metrology Overlay Metrology
Integrated Metrology Macro Defect Inspection
Mask Metrology OCD/Profile Measurement
$650 million
$800 million
$340 million
22% CAGR
51% CAGR
Accent acquisition expected to add an additional ~$100 million to SAM
Source: Dataquest

Expanding Presence in Key Markets
Expanding Presence in Key Markets
Non-Metal TF
Integrated
OCD/Profile
Overlay
Macro Defect
Mask
Tied for #2 with TWAV
KLA #1, Rudolph #4, Accent #5
Leading Market Share
Nova #2
KLA, TEL and Rudolph <$10M
NANO a newer entrant; only one with integrated
KLA and TWAV have majority of market
Accent shipping tools
NANO Shipping Tools
KLA #1, Accent #2
In Development Stage
KLA #1, August #2
Shipping Tools
New Products for NANO
Segment wedges denote relative market size in 2005

NANOmetrics
process control metrology solutions

IBM
SAMSUNG
IBM
SAMSUNG
TOSHIBA
TOSHIBA

APPLIED MATERIALS
SONY
Micron
hynix Semiconductor
ProMOS TECHNOLOGIES
EBARA
PSC
TEL

TEXAS INSTRUMENTS
ST
tsmc
AMD
Headway Technologies
NICHIA
DongbuAnam Semiconductor

Accent Top Customers
Accent Top Customers
Nanometrics Top Customers
Nanometrics Top Customers
Positioned with Customers at the Forefront of 300mm
Positioned with Customers at the Forefront of 300mm
- Other major
- Other major

Accent Acquisition Expected to Strengthen Position
Accent Acquisition Expected to Strengthen Position
•
• Huge customer cross-selling opportunities
Huge customer cross-selling opportunities
•
• Stronger player with greater scale
Stronger player with greater scale
•
• Complementary technologies
Complementary technologies
•
• Adds depth to management team
Adds depth to management team
•
• Financial strength
Financial strength
•
• Integrated metrology opportunity
Integrated metrology opportunity

Today’s Presentation
Today’s Presentation
•
• Overview of Nanometrics
Overview of Nanometrics
•
• Outlook for Growth and Competitive Position
Outlook for Growth and Competitive Position
•
• Financials
Financials

Creating Operating Leverage
Creating Operating Leverage
•
• Streamlined business in 2005
Streamlined business in 2005
– Focus on semiconductors; sold FPD business
•
• Upgraded financial team
Upgraded financial team
– CFO, Chief Accounting Officer and Corporate Controller
– Increased controls, better forecasting
•
• Re-organized operations and engineering
Re-organized operations and engineering
– Reducing costs through better manufacturing practices and
improved material control processes
•
• Leveraging service organization
Leveraging service organization
– Keep spending flat, support more tools

$0 $10 $20 $30 $40 $50 $60 $70 $80 $90 $100 Quarterly Revenues Annualized Scaling the Business Scaling the Business 2002 2003 2004 2005

Third Quarter 2005 Financials
Third Quarter 2005 Financials
Revenue $ 14.2 M
Gross Margin 38%
Operating Expenses $  9.0 M
Operating Loss ($  3.7 M)
Net Loss ($  3.4 M)
EPS ($ 0.26)
Cash and Short-Term Investments            $ 46.5 M
Debt $   2.0 M

Significant Operating Leverage in the Model
Significant Operating Leverage in the Model
Recent Results Target Model
Product Gross Margin 51% 60%
Service Gross Margin (12%) 20%
Blended Gross Margin 43% 55%
SG&A 29% 21%
R&D 18% 14%
Operating Margin (4%) 20%
Re-organize Engineering
Leverage Service Group

Conclusion: Nanometrics is in a Strong Position
Conclusion: Nanometrics is in a Strong Position
•
• Right market segment
Right market segment
•
• Well positioned with customers that are spending
Well positioned with customers that are spending
money on 300mm
money on 300mm
•
• Right complement of products –
Right complement of products –
integrated and
integrated and
stand-alone metrology
stand-alone metrology
•
• Opportunity for significant operating leverage
Opportunity for significant operating leverage
•
• Consolidator of the metrology market
Consolidator of the metrology market
•
• More than driving yield…
More than driving yield…
Accelerating the production ramp.
Accelerating the production ramp.

Additional Information and Where to Find It
Additional Information and Where to Find It
In connection with the planned merger (the “Merger”) between Nanometrics, Inc.
(“Nanometrics”) and Accent Optical Technologies, Inc. (“Accent”) pursuant to the Agreement and Plan of
Merger and Reorganization dated January 25, 2006 (the “Merger Agreement”), by and between
Nanometrics, Alloy Merger Corporation (a wholly owned subsidiary of Nanometrics) and Accent,
Nanometrics and Accent will file a joint proxy statement/prospectus. Nanometrics intends to include in such proxy statement/prospectus a resolution for shareholder approval of the issuance of Nanometrics common stock in consideration for all the outstanding shares of Accent capital stock and the rights to acquire Accent capital stock (the “Share Issuance”), and certain other matters contemplated by the
Merger Agreement. Accent intends to include in such proxy statement/prospectus a resolution for stockholder approval of the Merger Agreement and the Merger and certain other matters contemplated by the Merger Agreement. The joint proxy statement/prospectus will be mailed to the shareholders of
Accent and Nanometrics. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE
JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT
BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
TRANSACTION .
The joint proxy statement/prospectus will be filed with the Securities and Exchange
Commission (“SEC”) by Nanometrics and Accent. Investors and security holders may obtain a free copy of the joint proxy statement/prospects (when it is available) and other documents filed by Nanometrics with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics by directing a request to Nanometrics,
Inc., 1550 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, Telephone: (408)
435-9600 or by sending an email request to investors@nanometrics.com.

Additional Information and Where to Find It
Additional Information and Where to Find It
Nanometrics and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Nanometrics’ and Accent’s shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such officers and directors is included in Nanometrics’ Proxy Statement for its 2005 Annual Meeting of Shareholders
filed with the SEC on August 4, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nanometrics by directing a request to Nanometrics, Inc., 1550 Buckeye
Drive, Milpitas, California 95035, Attention: Investor Relations, Telephone: (408) 435-9600 or by
sending an email request to investors@nanometrics.com.
Accent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Accent’s and Nanometrics’ shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such Accent directors and executive officers and their interests in the Merger will be included in the joint proxy statement/prospectus.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements
Forward Looking Statements
This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, such as statements regarding the expected cost savings, impact of the Merger on operating results of the combined company, market position of the combined company and product portfolio of the combined company. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.
Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which Nanometrics expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Nanometrics and Accent businesses will not be integrated successfully; Nanometrics’ ability to achieve the cost savings and cash earnings expected, costs related to the Merger; failure of the Nanometrics shareholders to approve the Share
Issuance, failure of the parties to satisfy various closing conditions, the inability of Nanometrics to achieve the market position anticipated and other economic, business, competitive and/or regulatory factors affecting Nanometrics’ and Accent’s businesses generally, including those set forth in Nanometrics’ filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year, especially in the
Management Discussion and Analysis section, its most recent Quarterly Reports on Form 10-Q and its
Current Reports on Form 8-K. All forward-looking statements included in this communication are based on information available to Nanometrics on the date hereof. Nanometrics undertakes no obligation (and expressly disclaims any such obligation) to update forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to update reasons why actual results could differ from those anticipated in such forward-looking statements.